SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       Commission File Number: 33-55254-42

                                   FORM 12b-25

                           Notification of Late Filing


(Check One):

[X] Form 10-K  [] Form 20-F  [] Form 11-K  [] Form 10-Q  [] Form N-SAR

         For Period Ended:          December 31, 2000
                           -----------------------------------

                  [] Transition Report on Form 10-K
                  [] Transition Report on Form 20-F
                  [] Transition Report on Form 11-K
                  [] Transition Report on Form 10-Q
                  [] Transition Report on Form N-SAR

         For the Transition Period Ended:
                                          ---------------------



Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                         Part I - Registrant Information

Full Name of Registrant     Quantitative Methods Corporation

Former Name if Applicable
                         ----------------------------------------------

                  203-6200 Taschereau Blvd. East
-----------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

         Brossard (Quebec) Canada J4W 3J8
-----------------------------------------------------------------------
         City, State and Zip Code

                        Part II - Rules 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              Part III - Narrative

         State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

                  Audit has not been completed.

                           Part IV - Other Information

         (1) Name and telephone number of person to contract in regard to this notification.

                  Robert L. Seaman          888                713-2222
         ----------------------------------------------------------------------
                  (Name)                  (Area Code)        (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [X] Yes   [] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  Won't know until audit is done.                [] Yes   [] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  Quantitative Methods Corporation
         --------------------------------------------------------------
         (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     March 27, 2001          By /s/ Robert L. Seaman
    --------------------            ----------------------------
                                    Robert L. Seaman, President

                                      Smith
                                        &
                                     Company

           A Professional Corporation of Certified Public Accountants March 26, 2001


Securities & Exchange Commission
Washington, DC 20549

Gentlemen:

We are the independent auditors of Quantitative Methods Corporation. This is to inform you that we have not yet completed the audit to be included in the Form 10-KSB filing.

We hope to issue our report in time to allow Quantitative Methods Corporation to file its Form 10-KSB within 15 days of the original due date.

Very truly yours,

Smith & Company



By:/s/ Roger B. Kennard
   --------------------------------------------------
         Roger B. Kennard

Attachment: Form 12-b25

RBK/kod




          10 West 100 South, Suite 700o Salt Lake City, Utah 84101-1554
              Telephone: (801) 575-8297o Facsimile: (801) 575-8306
                       E-mail: smith&co@smithandcocpa.com
          Members: American Institute of Certified Public Accountantso
                Utah Association of Certified Public Accountants
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